UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Sentio Healthcare Properties, Inc.

(Name of Subject Company)

Sentio Healthcare Properties, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

817304 108

(CUSIP Number of Class of Securities)

John Mark Ramsey

President and Chief Executive Officer

Sentio Healthcare Properties, Inc.

189 South Orange Ave., Suite 1700

Orlando, FL 32801

(407) 999-7679

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Damon M. McLean

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed by Sentio Healthcare Properties, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 28, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to an offer (the “Tender Offer”) by the Company and Sentinel RE Investment Holdings LP (the “Co-bidder”) to purchase up to $35 million (or approximately 3,888,889 shares) of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of the Company, at a price of $9.00 per Share (the “Amended Offer Price”), upon the terms and subject to the conditions set forth in (i) the Offer to Purchase dated April 10, 2014 attached as Exhibit (a)(1)(B) to the Schedule TO-T filed with the SEC by the Co-bidder on April 28, 2014 (the “Original Offer to Purchase”) and (ii) Amendment and Supplement No. 1 to Offer to Purchase, dated May 22, 2014 attached as Exhibit (a)(1)(E) to the Schedule TO-T/A filed with the SEC by the Co-bidder on May 22, 2014, as amended from time to time (“Supplement No. 1”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Neither the Company nor its board of directors (the “Board of Directors”) makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

Item 2.	Identity and Background of Filing Person

Item 2(d) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

(d) This Schedule 14D-9 relates to the Tender Offer by the Company and the Co-bidder to purchase up to $35 million (or approximately 3,888,889 shares) of Shares, at a price of $9.00 per Share, upon the terms and subject to the conditions set forth in (i) the Original Offer to Purchase and (ii) Supplement No. 1.

Unless the Tender Offer is extended, it will expire at 5:00 p.m., Eastern Time, on Thursday, June 12, 2014.

According to Co-bidder’s Schedule TO, its business address and telephone number is:

9 West 57th Street, Suite 4200
New York, New York 10019
Phone Number: (212) 750-8300

Item 4.	The Solicitation or Recommendation

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(b) The information set forth in Supplement No. 1 under “Amendments to Summary Term Sheet,” “Amendments to the Offer – Price, Number of Shares, Expiration Time” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company

Item 6(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(b) The information set forth in Supplement No. 1under “Amendments to the Offer – Certain Information About the Company” is incorporated herein by reference.

Item 7.	Purposes of the Transaction and Plans or Proposals

Item 7(d) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

(d) As noted above, this Schedule 14D-9 relates to a tender offer being conducted jointly by the Company and the Co-bidder. Other than as set forth in the Original Offer to Purchase and Supplement No.1, which are incorporated by reference herein, the Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, other than as described in the Original Offer to Purchase and Supplement No. 1 with respect to the Tender Offer, as amended from time to time, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 9.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTIO HEALTHCARE PROPERTIES, INC.

By:	/s/ Sharon C. Kaiser
Title:	Chief Financial Officer

Date:	May 22, 2014

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-I filed by the Company with the SEC on April 10, 2014
(a)(1)(B)	Offer to Purchase, dated April 10, 2014, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by the Co-bidder with the SEC on April 28, 2014*
(a)(1)(C)	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-I filed by the Company with the SEC on April 10, 2014
(a)(1)(D)	Form of Notice of Withdrawal, incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-I filed by the Company with the SEC on April 10, 2014
(a)(1)(E)	Amendment and Supplement No. 1 to Offer to Purchase, dated May 22, 2014, incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T/A filed by the Co-bidder with the SEC on May 22, 2014**
(a)(1)(F)	Form of Amended Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T/A filed by the Co-bidder with the SEC on May 22, 2014
(a)(1)(G)	Form of Amended Notice of Withdrawal, incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T/A filed by the Co-bidder with the SEC on May 22, 2014
(a)(1)(H)	Press Release dated May 22, 2014 regarding the Amendment of the Tender Offer, incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO-I/A filed by the Company with the SEC on May 22, 2014
(e)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on March 21, 2014***
(e)	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 21, 2014****
(g)	Not applicable

*	Incorporated by reference as provided in Items 3, 4, 5 and 6 of the Schedule 14D-9.
**	Incorporated by reference as provided in Items 4, 6 and 7 of the Schedule 14D-9.
***	Incorporated by reference as provided in Item 3 of the Schedule 14D-9.
****	Incorporated by reference as provided in Item 8 of the Schedule 14D-9.